BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

DATE:	January 30, 2006
TO:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust under the PSA referred to below
ATTENTION:	Brian Whiteley
TELEPHONE:	312-992-1743
FACSIMILE:	312-904-1368
TO:	Washington Mutual Bank
ATTENTION:	Mercy Lu
TELEPHONE:	206-461-5728
FACSIMILE:	206-554-4889
TO:	Bear Stearns Bank plc
ATTENTION:	Derivatives Documentation
TELEPHONE:	353-1-402-6225
FACSIMILE:	353-1-402-6223
FROM:	Derivatives Documentation
TELEPHONE:	212-272-2711
FACSIMILE:	212-272-9857
RE:	**Novation Confirmation**

REFERENCE NUMBER(S): FXNEC7825 – BXNE174164

The purpose of this letter is to confirm the terms and conditions of the Novation Transaction entered into between the parties and effective from the Novation Date specified below. This Novation Confirmation constitutes a "Confirmation" as referred to in the New Agreement specified below.

1. The definitions and provisions contained in the 2004 ISDA Novation Definitions (the "Definitions") and the terms and provisions of the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and amended from time to time, are incorporated in this Novation Confirmation. In the event of any inconsistency between (i) the Definitions, (ii) the 2000 ISDA Definitions, and/or (iii) the Novation Agreement and this Novation Confirmation, this Novation Confirmation will govern.

2. The terms of the Novation Transaction to which this Novation Confirmation relates are as follows:

Novation Trade Date:	January 30, 2006
Novation Date:	January 30, 2006
Novated Amount:	USD 15,000,000
Transferor 1:	Washington Mutual Bank
Transferor 2:	Bear Stearns Bank plc

Reference Number: – Novation Confirmation FXNEC7825 – BXNE174164
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust
Washington Mutual Bank
January 30, 2006
Page 2 of 3

Transferee 1:	LaSalle Bank National Association, not in its individual capacity, but as Trustee for Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust (the "Trust" or "Transferee 1")
Transferee 2:	Bear Stearns Financial Products Inc.
New Agreement (between Transferee 1 and Transferee 2):	The Master Agreement as defined in the New Confirmation

3. The terms of the Old Transaction to which this Novation Confirmation relates, for identification purposes, are as follows:

Trade Date of Old Transaction:	January 24, 2006
Effective Date of Old Transaction:	January 30, 2006
Termination Date of Old Transaction:	December 25, 2010

4. The terms of the New Transaction to which this Novation Confirmation relates shall be as specified in the New Confirmation attached hereto as Exhibit A.

Full First Calculation Period:	Applicable, commencing on January 30, 2006

5. Other Provisions: Additional Provisions relating to the New Transaction:

Trustee Capacity. It is expressly understood and agreed by the parties hereto that insofar as this Novation Confirmation is executed by the Trustee (i) this Novation Confirmation is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Novation Confirmation in the exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Novation Confirmation, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

6. Offices:

Transferor 1:	Not Applicable
Transferor 2:	Not Applicable
Transferee 1:	Not Applicable
Transferee 2:	Not Applicable

The parties confirm their acceptance to be bound by this Novation Confirmation as of the Novation Date by executing a copy of this Novation Confirmation and returning a facsimile of the fully-executed Novation Confirmation to **212-272-9857**. Transferor 1 and Transferor 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the Old Transaction. Transferee 1 and Transferee 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the New Transaction. For inquiries regarding U.S. Transactions, please contact **Susan Donlon** by telephone at **212-272-2364**. For all other inquiries please contact **Derivatives Documentation** by telephone at **353-1-402-6223**.

Reference Number: – Novation Confirmation FXNEC7825 – BXNE174164
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust
Washington Mutual Bank
January 30, 2006
Page 3 of 3

Washington Mutual Bank

By:

   Name: **Peggy Burton**
   Title: **Officer**
   Date: 1-30-06

Bear Stearns Bank plc

By: _____
   Name:
   Title:
   Date:

**LaSalle Bank National Association, not in its
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2006-01 Trust under
the PSA**

By: _____
   Name:
   Title:
   Date:

Bear Stearns Financial Products Inc.

By: _____
   Name:
   Title:
   Date:

am

Reference Number: – Novation Confirmation FXNEC7825 – BXNE174164
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust
Washington Mutual Bank
January 30, 2006
Page 3 of 3

Washington Mutual Bank

By: _____
    Name:
    Title:
    Date:

**LaSalle Bank National Association, not in its
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2006-01 Trust under
the PSA**

By: _____
    Name:
    Title:
    Date:

Bear Stearns Bank plc

By: _____
    Name: MARY BROCK
    Title: AUTHORIZED SIGNATORY
    Date:

Bear Stearns Financial Products Inc.

By: _____
    Name:
    Title: ANNIE MANEVITZ
    Date: AUTHORIZED SIGNATORY
    1/30/06

am

Reference Number: – Novation Confirmation FXNEC7825 – BXNE174164
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust
Washington Mutual Bank
January 30, 2006
Page 3 of 3

Washington Mutual Bank   **Bear Stearns Bank plc**

By: _____
     Name: By: _____
     Title: Name:
     Date: Title:
                                                         Date:

LaSalle Bank National Association, not in its   **Bear Stearns Financial Products Inc.**
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2006-01 Trust under
the PSA



By: _____   By: _____
     Name: Name:
     Title: CHRISTOPHER LEWIS   Title:
     Date: Assistant Vice President   Date:

am

BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

Exhibit A

DATE: January 30, 2006

TO: LaSalle Bank National Association, not in its individual
                                   capacity, but solely as Trustee on behalf of Washington
                                   Mutual Mortgage Pass-Through Certificates WMALT
                                   Series 2006-01 Trust under the PSA referred to below
ATTENTION: Brian Whiteley
TELEPHONE: 312-992-1743
FACSIMILE: 312-904-1368

FROM: Derivatives Documentation
TELEPHONE: 212-272-2711
FACSIMILE: 212-272-9857

SUBJECT: Fixed Income Derivatives Confirmation and Agreement

REFERENCE NUMBER(S):   FXNEC7825

The purpose of this letter agreement ("Agreement") is to confirm the terms and
conditions of the Transaction entered into on the Trade Date specified below (the
"Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and LaSalle Bank
National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2006-01 Trust
(the "Trust" or "Counterparty") under the Pooling and Servicing Agreement, dated as of
January 1, 2006, among WaMu Asset Acceptance Corp., as Depositor, Washington
Mutual Bank, as Servicer, LaSalle Bank National Association, as Trustee, and Christiana
Bank & Trust Company, as Delaware Trustee (the "PSA"). This Agreement, which
evidences a complete and binding agreement between you and us to enter into the
Transaction on the terms set forth below, constitutes a "Confirmation" as referred to in
the "ISDA Form Master Agreement" (as defined below), as well as a "Schedule" as
referred to in the ISDA Form Master Agreement.

1.   This Agreement is subject to the *2000 ISDA Definitions* (the "Definitions"), as
     published by the International Swaps and Derivatives Association, Inc. ("ISDA").
     You and we have agreed to enter into this Agreement in lieu of negotiating a
     Schedule to the 1992 ISDA Master Agreement (Multicurrency—Cross Border)
     form (the "ISDA Form Master Agreement") but, rather, an ISDA Form Master

Agreement shall be deemed to have been executed by you and us on the date we entered into the Transaction. In the event of any inconsistency between the provisions of this Agreement and the Definitions or the ISDA Form Master Agreement, this Agreement shall prevail for purposes of the Transaction. Terms capitalized but not defined herein shall have the meanings attributed to them in the Trust Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

Type of Transaction:	Rate Cap
Notional Amount:	With respect to any Calculation Period, the lesser of: (i) The Notional Amount set forth in Schedule I attached hereto for each Calculation Period, and (ii) The outstanding Class 3-A-4 Principal Balance (as defined in the PSA) immediately prior to the last day of such Calculation Period; provided, however, that if the holder of any portion of the Class 3-A-4 Certificates on the related Record Date (as defined in the PSA) is Washington Mutual Bank or any of its affiliates (each, a "WM Entity"), (i) such WM Entity shall not be entitled to retain any portion of the Floating Rate Payer payment amount received by it pursuant to this Confirmation and the PSA; (ii) BSFP, shall be entitled to be repaid such portion of the Floating Rate Payer payment amount; and (iii) any Floating Rate Payer payment amount that is received by a WM Entity shall be returned by such WM Entity to BSFP as soon as it becomes aware of such payment. Other than the return of such payment, neither the WM Entity nor BSFP shall incur any penalty or liability hereunder with respect to such payment.
Trade Date:	January 30, 2006
Effective Date:	January 30, 2006
Termination Date:	December 25, 2010

Fixed Amount (Premium):   Inapplicable. Premium has been paid under the Original Transaction.

Floating Amounts:

Floating Rate Payer: BSFP

Cap Rate: 4.50000%

Floating Rate Payer
Period End Dates: The 25th calendar day of each month during the Term of this Transaction, commencing February 25, 2006 and ending on the Termination Date, subject to No Adjustment.

Floating Rate Payer
Payment Dates: Early Payment shall be applicable. The Floating Rate Payer Payment Dates shall be two Business Days preceding each Floating Rate Payer Period End Date.

Floating Rate Option: USD-LIBOR-BBA; provided, however, that if the Floating Rate determined from such Floating Rate Option for any Calculation Period is greater than 8.50000% then the Floating Rate for such Calculation Period shall be deemed equal to 8.50000%.

Designated Maturity: One month

Floating Rate Day
Count Fraction: 30/360

Reset Dates: The first day of each Calculation Period.

Compounding: Inapplicable

Business Days: New York

Business Day Convention: Following

3.   Additional Provisions: Each party hereto is hereby advised and
acknowledges that the other party has engaged in (or
refrained from engaging in) substantial financial
transactions and has taken (or refrained from taking)
other material actions in reliance upon the entry by
the parties into the Transaction being entered into on
the terms and conditions set forth herein and in the
Confirmation relating to such Transaction, as
applicable. This paragraph shall be deemed repeated
on the trade date of each Transaction.

4.   Provisions Deemed Incorporated in a Schedule to the Master Agreement:

1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master
   Agreement will apply to any Transaction.

2) *Termination Provisions.* For purposes of the Master Agreement:

(a)   "Specified Entity" is not applicable to BSFP or Counterparty for any purpose.

(b)   The "Breach of Agreement" provision of Section 5(a)(ii) will not apply to BSFP or
       Counterparty.

(c)   The "Credit Support Default" provisions of Section 5(a)(iii) will not apply to BSFP
       or Counterparty.

(d)   The "Misrepresentation" provisions of Section 5(a)(iv) will not apply to BSFP or
Counterparty.

(e)   "Specified Transaction" is not applicable to BSFP or Counterparty for any purpose,
and, accordingly, Section 5(a)(v) shall not apply to BSFP or Counterparty.

(f)   The "Cross Default" provisions of Section 5(a)(vi) will not apply to BSFP or to
Counterparty.

(g)   Section 5 (a) (vii) is modified by deleting clause (2) thereof.

(h)   The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will not apply to
BSFP or Counterparty.

(i)   The "Automatic Early Termination" provision of Section 6(a) will not apply to
BSFP or to Counterparty.

(j)   Payments on Early Termination. For the purpose of Section 6(e) of this Agreement:

    (i)   Market Quotation will apply.

    (ii)   The Second Method will apply.

(k)   "Termination Currency" means United States Dollars.

3) Tax Representations. Not applicable

4) [Reserved]

5) *Documents to be Delivered.* For the purpose of Section 4(a):

(1)   Tax forms, documents, or certificates to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
BSFP and the Counterparty	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate	Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required

(2)   Other documents to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
BSFP and the Counterparty	Any documents required by the receiving party to evidence the authority of the delivering party or its Credit Support Provider, if any, for it	Upon the execution and delivery of this Agreement and such Confirmation	Yes

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
	to execute and deliver this Agreement, any Confirmation , and any Credit Support Documents to which it is a party, and to evidence the authority of the delivering party or its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be		
BSFP and the Counterparty	A certificate of an authorized officer of the party, as to the incumbency and authority of the respective officers of the party signing this Agreement, any relevant Credit Support Document, or any Confirmation, as the case may be	Upon the execution and delivery of this Agreement and such Confirmation	Yes

6) *Miscellaneous.* Miscellaneous

(a)   Address for Notices: For the purposes of Section 12(a) of this Agreement:

    Address for notices or communications to BSFP:

        Address: 383 Madison Avenue, New York, New York 10179
        Attention: DPC Manager
        Facsimile: (212) 272-5823

with a copy to:

Address:	One Metrotech Center North, Brooklyn, New York 11201
Attention:	Derivative Operations - 7th Floor
Facsimile:	(212) 272-1634

(For all purposes)

Address for notices or communications to the Counterparty:

Address:	Global Securities and Trust Services
	LaSalle Bank National Association
	135 S. LaSalle St., Suite 1625
	Chicago, IL 60603
Attention:	Brian Whiteley
Facsimile:	(312) 904-1368
Phone:	(312) 992-1743

(For all purposes)

(b)   Process Agent. For the purpose of Section 13(c):

BSFP appoints as its
Process Agent: Not Applicable

The Counterparty appoints as its
Process Agent: Not Applicable

(c)   Offices. The provisions of Section 10(a) will not apply to this Agreement; neither BSFP nor the Counterparty have any Offices other than as set forth in the Notices Section and BSFP agrees that, for purposes of Section 6(b) of this Agreement, it shall not in future have any Office other than one in the United States.

(d)   Multibranch Party. For the purpose of Section 10(c) of this Agreement:

BSFP is not a Multibranch Party.

The Counterparty is not a Multibranch Party.

(e)   Calculation Agent. The Calculation Agent is BSFP.

(f)   Credit Support Document. Not applicable for either BSFP or the Counterparty.

(g)   Credit Support Provider.

BSFP: Not Applicable

The Counterparty: Not Applicable

(h)   Governing Law.   The parties to this Agreement hereby agree that the law of the
State of New York shall govern their rights and duties in whole.

(i)   Amendment; Consent. Section 9(b) of the printed ISDA Form Master Agreement
is amended modified by adding the following at the end of such Section:

No amendment, modification or waiver in respect of this Master Agreement will
be effective unless the Rating Agency Condition is satisfied.

(j)   Additional Transactions or Amendment to Current Transaction Absent Consent.
No Transaction between BSFP and the Counterparty (other than the Transaction
relating to the Relevant Certificates originally entered into in connection with the
execution of this Agreement) shall be entered into, nor shall any amendment,
assignment, transfer, modification or waiver in respect of any such Transaction or
the Confirmation thereof be entered into unless the Rating Agency Condition is
satisfied.

(k)   Non-Petition. BSFP hereby irrevocably and unconditionally agrees that it will not
institute against, or join any other person in instituting against or cause any other
person to institute against, the Counterparty, any bankruptcy, reorganization,
arrangement, insolvency, or similar proceeding under the laws of the United
States, or any other jurisdiction for the non-payment of any amount due hereunder
or any other reason until the payment in full of the Certificates (as defined in the
Pooling and Servicing Agreement) and the expiration of a period of one year plus
ten days (or, if longer, the applicable preference period) following such payment.

(l)   Severability.   If any term, provision, covenant, or condition of this Agreement, or
the application thereof to any party or circumstance, shall be held to be invalid or
unenforceable (in whole or in part) for any reason, the remaining terms, provisions,
covenants, and conditions hereof shall continue in full force and effect as if this
Agreement had been executed with the invalid or unenforceable portion eliminated,
so long as this Agreement as so modified continues to express, without material
change, the original intentions of the parties as to the subject matter of this
Agreement and the deletion of such portion of this Agreement will not substantially
impair the respective benefits or expectations of the parties.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(m) Consent to Recording.Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(n) Waiver of Jury Trial. Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

(o) Additional Definitional Provisions.

As used in this Agreement, the following terms shall have the meanings set forth below, unless the context clearly requires otherwise:

"Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act having consulted with (i) Moody's and having received from Moody's, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates; and (ii) S&P and having received from S&P, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates

"Moody's" means Moody's Investors Service, Inc., or any successor.

"S&P" Standard and Poor's Ratings Services a division of The McGraw-Hill Companies, Inc. or any successor

"Relevant Certificates" means the Class 3-A-4Certificates.

(p) Trustee Capacity. It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed by the Trustee (i) this Agreement is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Agreement in the

exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Agreement, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

(q)   *Downgrade of BSFP.* If a Ratings Event (as defined below) shall occur and be continuing with respect to BSFP, then BSFP shall (A) within 5 Business Days of such Ratings Event, give notice to the Counterparty of the occurrence of such Ratings Event, and (B) use reasonable efforts to transfer (at its own cost) BSFP's rights and obligations hereunder to another party, subject to satisfaction of the Rating Agency Consent (as defined below). Unless such a transfer by BSFP has occurred within 20 Business Days after the occurrence of a Ratings Event, BSFP will post Eligible Collateral (as designated in the approved Credit Support Annex), to secure the Counterparty's exposure or potential exposure to BSFP, and such Eligible Collateral shall be provided in accordance with a Credit Support Annex to be attached hereto and made a part hereof within 10 Business Days of the Counterparty's demand therefor. The Eligible Collateral to be posted and the Credit Support Annex to be executed and delivered shall be subject to the Rating Agency Consent. Valuation and posting of Eligible Collateral shall be made as of each Payment Date, unless BSFP is longer reporting financial information publicly, then such valuation and posting must occur weekly. Notwithstanding the addition of the Credit Support Annex and the posting of Eligible Collateral, BSFP shall continue to use reasonable efforts to transfer its rights and obligations hereunder to an acceptable third party; *provided, however,* that BSFP's obligations to find a transferee and to post Eligible Collateral under such Credit Support Annex shall remain in effect only for so long as a Ratings Event is continuing with respect to BSFP. For the purpose hereof, a "Ratings Event" shall occur with respect to BSFP if the long-term and short-term senior unsecured deposit ratings of BSFP cease to be at least "AA-" and "A-1" by Standard & Poor's Ratings Service ("S&P") and at least "Aa3" and "Prime-1" by Moody's Investors Service, Inc. ("Moody's") and at least "AA-" and "F1" by Fitch, Inc. ("Fitch"), to the extent such obligations are rated by S&P and Moody's and Fitch. "Rating Agency Consent" means, with respect to any action taken or to be taken, a condition that is satisfied when S&P, Moody's and Fitch have confirmed that such action would not result in the downgrade, qualification (if applicable) or withdrawal of the rating then assigned by such Rating Agency to the applicable class of Certificates. The failure by BSFP to post Eligible Collateral in accordance herewith or to transfer its rights and obligations hereunder shall constitute an Additional Termination Event for which BSFP shall be the sole Affected Party.

7) "Affiliate" will have the meaning specified in Section 14 of the ISDA Form Master Agreement, provided that BSFP shall not be deemed to have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii).

8) Section 3 of the ISDA Form Master Agreement is hereby amended by adding at the end thereof the following subsection (g):

"(g) Relationship Between Parties.

Each party represents to the other party on each date when it enters into a Transaction that:--

(1) Nonreliance. It is not relying on any statement or representation of the other party regarding the Transaction (whether written or oral), other than the representations expressly made in this Agreement or the Confirmation in respect of that Transaction.

(2) Evaluation and Understanding.

(i) It has the capacity to evaluate (internally or through independent professional advice) the Transaction and has made its own decision to enter into the Transaction; and

(ii) It understands the terms, conditions and risks of the Transaction and is willing and able to accept those terms and conditions and to assume those risks, financially and otherwise.

(3) Purpose. It is entering into the Transaction for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business.

(4) Principal. In the case of BSFP, it is entering into the Transaction as principal, and not as agent or in any other capacity, fiduciary or otherwise. In the case of the Counterparty, LaSalle Bank National Association is entering into the Transaction not individually but solely as Trustee on behalf of the Trust."

NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS AGREEMENT.

5. Account Details and
    Settlement Information: **Payments to BSFP:**
                               Citibank, N.A., New York
                               ABA Number: 021-0000-89, for the account of
                               Bear, Stearns Securities Corp.
                               Account Number: 0925-3186, for further credit to
                               Bear Stearns Financial Products Inc.
                               Sub-account Number: 102-04654-1-3
                               Attention: Derivatives Department

                               Payments to Counterparty:
                               LaSalle Bank
                               ABA # 071000505
                               LaSalle CHGO/CTR/BNF:/LaSalle Trust
                               Trust Acct # 723393.2
                               Attn: Brian Whiteley - 1743

am

SCHEDULE I

From and including	To but excluding	Notional Amount (USD)
Effective Date	25-Feb-06	15,000,000.00
25-Feb-06	25-Mar-06	14,835,262.77
25-Mar-06	25-Apr-06	14,639,497.47
25-Apr-06	25-May-06	14,413,245.02
25-May-06	25-Jun-06	14,157,122.76
25-Jun-06	25-Jul-06	13,871,836.81
25-Jul-06	25-Aug-06	13,558,180.53
25-Aug-06	25-Sep-06	13,217,032.51
25-Sep-06	25-Oct-06	12,849,354.12
25-Oct-06	25-Nov-06	12,456,186.65
25-Nov-06	25-Dec-06	12,039,921.90
25-Dec-06	25-Jan-07	11,601,689.20
25-Jan-07	25-Feb-07	11,173,937.24
25-Feb-07	25-Mar-07	10,756,469.59
25-Mar-07	25-Apr-07	10,349,093.52
25-Apr-07	25-May-07	9,951,619.85
25-May-07	25-Jun-07	9,563,862.91
25-Jun-07	25-Jul-07	9,185,640.52
25-Jul-07	25-Aug-07	8,816,773.85
25-Aug-07	25-Sep-07	8,457,087.40
25-Sep-07	25-Oct-07	8,106,408.96
25-Oct-07	25-Nov-07	7,764,569.50
25-Nov-07	25-Dec-07	7,431,403.12
25-Dec-07	25-Jan-08	7,106,747.03
25-Jan-08	25-Feb-08	6,790,441.46
25-Feb-08	25-Mar-08	6,482,329.61
25-Mar-08	25-Apr-08	6,182,257.59
25-Apr-08	25-May-08	5,890,074.38
25-May-08	25-Jun-08	5,605,631.76
25-Jun-08	25-Jul-08	5,328,784.27
25-Jul-08	25-Aug-08	5,059,389.16
25-Aug-08	25-Sep-08	4,797,306.33
25-Sep-08	25-Oct-08	4,542,398.29
25-Oct-08	25-Nov-08	4,294,530.10
25-Nov-08	25-Dec-08	4,053,569.34
25-Dec-08	25-Jan-09	3,819,386.05
25-Jan-09	25-Feb-09	3,591,852.67
25-Feb-09	25-Mar-09	3,370,844.05

25-Mar-09	25-Apr-09	3,156,237.33
25-Apr-09	25-May-09	2,947,911.96
25-May-09	25-Jun-09	2,745,749.62
25-Jun-09	25-Jul-09	2,549,634.20
25-Jul-09	25-Aug-09	2,359,451.74
25-Aug-09	25-Sep-09	2,175,090.41
25-Sep-09	25-Oct-09	1,996,440.46
25-Oct-09	25-Nov-09	1,823,394.18
25-Nov-09	25-Dec-09	1,655,845.85
25-Dec-09	25-Jan-10	1,493,691.75
25-Jan-10	25-Feb-10	1,336,830.06
25-Feb-10	25-Mar-10	1,185,160.86
25-Mar-10	25-Apr-10	1,038,586.10
25-Apr-10	25-May-10	897,009.55
25-May-10	25-Jun-10	760,336.78
25-Jun-10	25-Jul-10	628,475.08
25-Jul-10	25-Aug-10	501,333.52
25-Aug-10	25-Sep-10	378,822.82
25-Sep-10	25-Oct-10	260,855.38
25-Oct-10	25-Nov-10	147,345.23
25-Nov-10	Termination Date	38,207.99